Investment Office	(916) 795-3400 phone	(916) 796-2842 fax	www.calpers.ca.gov

March 26, 2009

Dear Shareowner of Eli Lilly & Co.:

The Annual Meeting of Shareowners of Eli Lilly and Company will be held on Monday, April 20, 2009.

I am writing to you on behalf of the California Public Employees’ Retirement System (CalPERS).  CalPERS is the largest public pension system in the U.S. with approximately $172 billion in assets.  We manage retirement benefits and health insurance on behalf of nearly 1.3 million members.

CalPERS is a significant long-term shareowner of Eli Lilly and Company (“Eli Lilly”) owning approximately 3.4 million shares.  We are writing to call your attention to the Annual Meeting of Shareowners to be held on April 20, 2009 and an important proposal that urges the Board to give shareowners the right to amend the company’s bylaws by a simple majority vote.  CalPERS urges Eli Lilly shareowners to vote “FOR” Proposal 6.

POOR LONG-TERM STOCK PERFORMANCE & GOVERNANCE PRACTICES

Time period ending 2/27/2009	Lilly (Eli) & Co (LLY)	Russell 1000 Index	Relative Return Russell 1000 Index	Pharmaceuticals Biotechnology & Life Sciences GICS Industry Group	Relative Return GICS Industry Group
5 years	-53.3%	-28.1%	-25.2%	18.5%	-71.8%
3 years	-41.1%	-39.1%	-2.0%	-11.9%	-29.2%
1 year	-38.4%	-43.6%	5.2%	-17.6%	-20.8%

*Source: Factset

CalPERS believes directors should be accountable to shareowners.  Significant long-term total stock return underperformance and the existence of egregious corporate governance practices at Eli Lilly suggest an appropriate level of board accountability is lacking.  For example:

•	Eli Lilly & Company’s stock has underperformed relative to the Russell 1000 index and its industry peer group over the 3 and 5 year time periods ending February 27, 2009.

•	The company does not allow shareowners the right to amend the company’s bylaws, a right that is granted at approximately 96% of companies in the S&P 500.

•	In addition, shareowners do not have the right to call special meetings, remove directors without cause, fill board vacancies, or act by written consent.

•
In 2007 and 2008 a management proposal to declassify the board of directors failed to attain the 80% supermajority requirement receiving support of 75% and 77% of the outstanding shares voted respectively. Despite intensifying support, the classified board remains in place.

CalPERS Public Employees’ Retirement System Shareowner Alert

LACK OF ACCOUNTABILITY - NEED FOR IMPROVED GOVERNANCE PRACTICES

•
Eli Lilly has been named to the CalPERS Focus List in the last 2 out of 3 years for long-term stock price underperformance and significant governance issues at the company.  We also remain concerned about the company’s continued lack of meaningful response to investor wishes regarding past shareowner proposals.  On February 17, 2009, CalPERS was one of 24 investor signatories to the Council of Institutional Investors (the Council) letter urging the company to address a simple majority vote standard proposal which received majority support in 2007 and 2008 [letter attached].

YOU CAN HELP – VOTE FOR PROPOSAL #6

•	Send a powerful message by voting FOR proposal # 6 on Eli Lilly’s proxy card.

•	Ensure every account, no matter how many or how few shares, supports this proposal.

•	Furthermore, we ask our fellow investors – to publicize their vote when cast. We believe this will further unite and encourage investors to both support – and benefit from – this campaign.

•
Do not be misled.  If you are a large holder and find yourself under pressure from Eli Lilly management to vote against our proposal, ask yourself why defeating this initiative – which is intended to improve board accountability, shareowner rights, and shareowner value – is so important to them.

Please refer to the company’s proxy statement for more information.  If you have any questions or need assistance in voting your shares, call BNY Mellon Shareowner Services, who is assisting us with this effort, at 201-680-5235.

Sincerely,
Eric Baggesen
Senior Investment Officer – CalPERS Global Equity

PLEASE NOTE: The cost of this solicitation is being borne entirely by CalPERS and is being done through the use of one or more of the following forms of communication: mail, e-mail, and/or telephone communication.  CalPERS is not asking for your proxy card.  Please do not send us your proxy card but return it to the proxy-voting agent in the envelope that was provided to you.

CalPERS Public Employees’ Retirement System Shareowner Alert

COUNCIL OF INSTITUTIONAL INVESTORS
Suite 500 • 888 17th Street, NW • Washington, DC 20006 • (202) 822-0800 • Fax (202) 822-0801 • www.cii.org

February 17, 2009

John C. Lechleiter
Chair, President and CEO
Eli Lilly & Co.
c/o Corporate Secretary
Lilly Corporate Center
Indianapolis, IN 46285

Dear Mr. Lechleiter:

On behalf of the Council of Institutional Investors and the undersigned member funds, I am writing to urge the Eli Lilly board to adopt the recommendations in a shareowner proposal that received majority support at the company’s 2007 and 2008 annual meetings.

The Council is a not-for-profit association of 140 public, corporate and union pension funds with total assets that exceed $3 trillion. This is the Council’s fourth letter to you about this matter. We are disappointed that we have not received a response to our last letter dated August 27, 2008 and that a review of Eli Lilly’s filings with the Securities and Exchange Commission and other reports suggests that the company has not acted on the proposal.

As you are aware, the proposal asking Eli Lilly to eliminate its supermajority voting provision won a majority of the votes cast for and against for the past two consecutive years. The Council’s calculations exclude abstentions and broker non-votes. Moreover, Eli Lilly’s shareowners continue to show strong support for this measure, evident through shareowner sponsorship of a similar proposal that will come to a vote at the company’s April 20, 2009 annual meeting.

As fiduciaries of pension plans, Council members are concerned about corporate performance and believe that boards should respond to majority-vote-winning shareowner proposals by adopting the recommended actions.

The Council and concerned members below urge the board to conduct a thoughtful and balanced analysis of the issues raised by the majority-vote-winning shareowner resolution. A committee of independent directors should perform the initial review. Senior management should not be involved. Council members encourage the board or committee to seek expert advice on the pros and cons of the measure.

February 17, 2009

Please share this letter with the full board. We look forward to your response, which will be posted on the Council’s Web site (www.cii.org). Please contact Council Analyst Laurel Leitner at (202) 261-7086 with any questions.

Sincerely,

Ann Yerger
Executive Director
Council of Institutional Investors

Daniel Pedrotty	Scott
Director, Office of Investment	Vice President - Director of Corporate
AFL-CIO	Governance
Amalgamated Bank

David F. Stupar	Bill McGrew
Executive Director	Portfolio Manager
Bricklayers & Trowel Trades International	California Public Employees’ Retirement
Pension Fund	System

Dan Koeppel	Meredith Williams
Executive Director	Executive Director
Central Laborers' Pension Fund	Colorado Public Employees’ Retirement
Association

February 17, 2009

Heather H. Williamson, CFA	Michael McCauley
Senior Investment Manager	Senior Corporate Governance Officer
ELCA Board of Pensions	Florida State Board of Administration (SBA)

Colin Melvin	William R. Atwood
Chief Executive Officer	Executive Director
Hermes Equity Ownership Services Ltd.	Illinois State Board of Investment

Warren Mart	Michael Lostutter, CEBS, RPA
General Secretary-Treasurer	Executive Director
International Association of Machinists and	IUE-CWA Pension Fund
Aerospace Workers and
Co-Chairman of the Board of Trustees
IAM National Pension Fund

Michael A. Perez	Lance E. Lindblom
General Manager	President and CEO
Los Angeles Fire and Police Pensions	The Nathan Cummings Foundation

William G. Clark	Thomas P. DiNapoli
Director	New York State Comptroller
New Jersey Division of Investment	New York State Common Retirement Fund

February 17, 2009

Janet Cowell	Carol Nolan Drake
Treasurer	Chief External Affairs Officer
North Carolina Retirement Systems	Ohio Public Employees Retirement System

Frank Curtiss	Denise L. Nappier
Head of Corporate Governance	Treasurer
RAILPEN Investments	State of Connecticut

Gail L. Hanson	R. Dean Kenderdine
Deputy Executive Director	Executive Director
State of Wisconsin Investment Board	State Retirement and Pension System of
Maryland

Michael Nehf	Joseph A. Dear
Executive Director	Executive Director
State Teachers Retirement System of Ohio	Washington State Investment Board